SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on June 30, 2005, regarding the publication and posting of a circular to shareholders, containing information regarding the sale of its regulated U.S. electricity subsidiary, PacifiCorp, and convening an Extraordinary General Meeting to seek shareholder approval for the sale.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: June 30, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower plc (the “Company”)

30 June 2005

Proposed sale of PacifiCorp (“Sale”)

Posting of shareholder circular and Notice of Extraordinary General Meeting

Following the announcement by the Company on 24 May 2005 that it had agreed to sell PacifiCorp to MidAmerican Energy Holdings Company, ScottishPower has today published and commenced posting a circular to shareholders (the “Circular”) containing information regarding the Sale and convening an Extraordinary General Meeting to seek shareholder approval of the Sale.

The expected timetable in relation to the Extraordinary General Meeting, is summarised below:

12 noon on 20 July 2005	Latest time and date for receipt of forms of proxy for Ordinary Shareholders

11.00 am on 22 July 2005	Annual General Meeting

12 noon on 22 July 2005 (or as soon thereafter as the Annual General Meeting concludes or is adjourned)	Extraordinary General Meeting

References to time in the above timetable are to British Summer time and if any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement on a Regulatory Information Service. American Depositary Share Holders will be advised separately by the Depositary of the deadline for receipt of forms of proxy.

Based upon the Company’s experience of obtaining the necessary regulatory approvals in the past, and the process and timetable for doing so, the Sale is expected to complete between May 2006 and November 2006.

The Circular has also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000. In addition, the Circular will also be posted on the ScottishPower website.

For further information please contact:

Jennifer Lawton – Head of Investor Relations	Tel: 0141-636-4527
Colin McSeveny – Group Media Relations Manager	Tel: 0141-636-4515